Exhibit 99.2

BORR DRILLING LIMITED
NOTICE OF A SPECIAL GENERAL MEETING OF THE SHAREHOLDERS
August 25, 2022

NOTICE IS HEREBY given that a Special General Meeting of the Shareholders of Borr Drilling Limited (the “Company”) will be held on Thursday, August 25, 2022 at 09:00 a.m. ADT at the Registered Office of the Company, 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda for the following purpose which is more completely set forth in the accompanying information statement:

To consider the following Company proposal:

Subject to approval by the Shareholders at the Special General Meeting to be held on Tuesday, August 16, 2022, the Company needs approval for a further increase of the Company’s authorized share capital from US$22,000,000.00 divided into 220,000,000 common shares of US$0.10 par value each to US$25,500,000.00 divided into 255,000,000 common shares of US$0.10 par value each by the authorization of an additional 35,000,000 common shares of US$0.10 par value each.

By Order of the Board of Directors

Mi Hong Yoon
Secretary

Dated:   August 11, 2022

Notes:

1.
The Board of Directors has fixed the close of business on August 11, 2022, as the record date for the determination of the shareholders entitled to attend and vote at the Special General Meeting or any adjournment thereof.

2.
No Shareholder shall be entitled to attend unless written notice of the intention to attend and vote in person* or by proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially-certified copy of that power of attorney, is sent to the Company Secretary, to reach the Registered Office by not later than 48 hours before the time for holding the meeting.

* At the time of publication of this Notice, it is anticipated that the SGM will proceed as a hybrid meeting, which means the Shareholders are able to join and participate in the meeting either physically in person at the Registered Office (to the extent it is permitted in accordance with government guidance, which may change after the publication of this Notice), or via electronic remote participation.  We strongly encourage Shareholders to participate remotely and submit a proxy electronically.

3.	The resolution set out above is an Ordinary Resolution, approval of which will require the affirmative vote of a majority of the votes cast.

4.
A Form of Proxy is enclosed for use by holders of shares registered in Norway in connection with the business set out above. Holders of shares registered in the United States should use the separate Form of Proxy provided.

The following information is applicable to holders of shares registered in the United States only:

We are pleased to allow companies to furnish proxy materials to their shareholders via the internet.  We believe that this e-proxy process will expedite shareholders’ receipt of proxy materials and lower the costs and reduce the environmental impact of our Special General Meeting.  Accordingly, we will mail to our shareholders of record and beneficial owners instructions on how to access the attached proxy statement via the Internet and how to vote online.

YOUR VOTE IS IMPORTANT.  PLEASE VOTE YOUR SHARES PROMPTLY.  TO VOTE YOUR SHARES, IF YOU ARE A SHAREHOLDER REGISTERED IN THE UNITED STATES YOU CAN USE THE INTERNET AS DESCRIBED IN PROXY MATERIALS, IN THE ATTACHED PROXY STATEMENT AND ON YOUR PROXY CARD; CALL THE TOLL-FREE TELEPHONE NUMBER AS DESCRIBED IN THE ATTACHED PROXY STATEMENT AND ON YOUR PROXY CARD; OR COMPLETE, SIGN AND DATE YOUR PROXY CARD AND RETURN YOUR PROXY CARD BY MAIL.

INFORMATION CONCERNING SOLICITATION AND VOTING FOR THE SPECIAL GENERAL MEETING OF SHAREHOLDERS (THE “MEETING’) OF BORR DRILLING LIMITED TO BE HELD ON AUGUST 25, 2022.

COMPANY PROPOSAL

TO APPROVE THE INCREASE IN THE COMPANY’S AUTHORISED SHARE CAPITAL

Subject to approval by the Shareholders at the upcoming Special General Meeting to be held on Tuesday, August 16, 2022, the authorised share capital of the Company is to be increased from US$18,000,000.00 consisting of 180,000,000 common shares, par value US$0.10 each of which 152,901,508 common shares are in issue to US$22,000,000.00 divided into 220,000,000 common shares of US$0.10 par value each by the authorization of an additional 40,000,000 common shares of US$0.10 par value each.  The increase will result in authorised share capital of US$22,000,000.00 comprising 220,000,000 common shares of US$0.10 per value each.  The Company requires a further increase of share capital in order to ensure it has sufficient shares for the issuance/allotment of shares following the equity offering announced by the Company on Wednesday, August 10, 2022, and therefore is required to further increase the authorised share capital. At the Meeting the Board will ask the Shareholders to approve a further increase of the Company’s authorised share capital from US$22,000,000.00 divided into 220,000,000 common shares of US$0.10 par value each to US$25,500,000.00 divided into 255,000,000 common shares of US$0.10 par value each by the authorization of an additional 35,000,000 common shares of US$0.10 par value each.  The increase will result in authorised share capital of US$25,500,000.00 comprising 255,000,000 common shares of US$0.10 per value each.

OTHER BUSINESS

Management knows of no business that will be presented for consideration at the Special General Meeting other than that stated in the Notice of Special General Meeting.

By Order of the Board of Directors

Mi Hong Yoon
Secretary

August 11, 2022
Hamilton, Bermuda

Borr Drilling Limited (the “Company”)
Form of Proxy for use at Special General Meeting to be held on August 25, 2022.

I/We ………………………………………………………………………………………………………

Of …………………………………………………………………………………………………………..

being (a) holder(s) of ………………………………… Common Shares of US$0.10 each of the above-named

Company on the record date of August 11, 2022 hereby appoint the duly appointed Chairman of the meeting or …………………………
to act as my/our proxy at the Special General Meeting of the Company to be held on August 25, 2022 or at any adjournment thereof, and to vote on my/our behalf as directed below.

Please indicate with an X in the spaces provided how you wish your vote(s) to be cast on a poll.  Should this card be returned duly signed, but without a specific direction, the proxy will vote or abstain at his discretion.

Proposal	For	Against	Abstain

To approve the increase of the Company’s authorized share capital from US$22,000,000.00 divided into 220,000,000 common shares of US$0.10 par value each to US$25,500,000.00 divided into 255,000,000 common shares of US$0.10 par value each by the authorization of an additional 35,000,000 common shares of US$0.10 par value each.

Date ………………………………..      Signature ………………………………………………

Notes:
1.	A Shareholder entitled to attend and vote at a meeting may appoint one or more proxies to attend and, on a poll, vote instead of him.
2.	Proxies appointed by a single Shareholder need not all exercise their vote in the same manner.
3.
In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders.  For this purpose, seniority is determined by the order in which the names stand in the Register of Members.

4.	In the case of a corporation, this proxy must be given under its common seal or be signed on its behalf by a duly authorised officer or attorney.
5.
If it is desired to appoint by proxy any person other than the Chairman of the Meeting, his/her name should be inserted in the relevant place, reference to the Chairman deleted and the alteration initialled.

6.	This proxy should be completed and sent to the following address by not later than 48 hours before the time for holding the meeting.

Holders of Shares registered on the Oslo Stock Exchange should return their Proxy Forms to:
DNB Bank ASA, Global Companies Registrars Section
Postboks 1600 Sentrum
0021 Oslo, Norway
Tel: +47 23 26 80 16
Or via e-mail to: vote@dnb.no